ATS-N/UA: Part I: Identifying Information

6. Provide, if any, the website URL of the NMS Stock ATS:	~~https://us.tmxalphax.com/~~ https://www.tmxalphaus.com/

ATS-N/UA: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 6a.: Activities of Service Providers

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.	TMX Group Limited is the ultimate parent company of TSX Alpha U.S., Inc. TMX Group Limited operates the premier stock exchanges in Canada, including the Toronto Stock Exchange and Montreal Exchange. TSX Alpha U.S., Inc. has a Managing Director and Chief Compliance Officer ("CCO") who are also both employees of TSX, Inc., which is a subsidiary of TMX Group Limited. The Managing Director's roles at both TMX Group Limited and TSX Alpha U.S., Inc. focus on market structure analysis and product design. The CCO's role at TMX Group Limited is focused on legal and regulatory compliance in regards to the Canadian stock exchanges. The CCO's responsibilities with TSX Alpha U.S., Inc. entail ensuring the ATS's adherence to regulatory requirements, mitigating compliance risks, and overseeing compliance programs. Additionally, TSX Alpha U.S., Inc.'s Chief Financial Officer ("CFO") and Financial Operations Principal ("FinOP") is the CFO of VettaFi LLC, an affiliate of TSX Alpha U.S., Inc. As CFO, she is responsible for providing leadership to TSX Alpha U.S., Inc. and VettaFi LLC, as well as overseeing their financial operations. TSX Alpha U.S., Inc.'s aforementioned Managing Director, CCO, and CFO each have access to Confidential Trading Information (as that term is defined in Part II, Item 7.a, and discussed further in Part II, Item 7.d). TSX US Inc., TSX Inc., VettaFi LLC, and Montreal Exchange, Inc., are affiliates of TSX Alpha U.S., Inc. (collectively, the "Affiliates"). TSX Alpha U.S., Inc. has entered into Intercompany Services Agreements with TSX US Inc., TSX Inc., and VettaFi LLC, whereby certain employees of these Affiliates (collectively, "Shared Employees") provide services to TSX Alpha U.S., Inc. TSX Alpha U.S., Inc. has also entered into a Software License Agreement with Montreal Exchange, Inc., in which TSX Alpha U.S., Inc. licenses the trading technology software utilized by AlphaX US. The services provided to TSX Alpha U.S., Inc. by TSX US Inc. involve use of certain Shared Employees, and contribution to their salaries. The Shared Employees provided by TSX US Inc. to TSX Alpha U.S., Inc. dedicate 100% of their time to TSX

Alpha U.S. Inc. The services provided by Shared Employees of TSX Inc. include human resources, finance, internal audit, legal, compliance, facilities, corporate communications, governance information technology, enterprise risk management, integrated operations, and project-based assistance. The services provided by Shared Employees of VettaFi, LLC involve providing accounting and finance support services and services ~~contribution to the salary~~ of TSX Alpha U.S., Inc.'s FinOP. The services provided by Shared Employees of Montreal Exchange, Inc. include licensing to TSX Alpha U.S., Inc. the trading technology software utilized by AlphaX US. Please refer to Part II, Item 7.d for additional information regarding the roles and responsibilities of Shared Employees.

As a result of the Affiliate agreements, some of the Shared Employees will have access to Confidential Trading Information on AlphaX US. However, such Shared Employees only have access to the Confidential Trading Information created or maintained by AlphaX US necessary for them to provide services to TSX Alpha U.S., Inc. In such instances, the Shared Employees operate strictly in accordance with the services provided by their applicable agreements with TSX Alpha U.S., Inc., and otherwise in accordance with applicable regulatory considerations.

Other than in connection with the provision of services under each applicable Intercompany Services Agreement or the Software Licensing Agreement, no Affiliate of TSX Alpha U.S., Inc., and no systems operated by Affiliates of TSX Alpha U.S., Inc. that are not for the benefit of TSX Alpha U.S., Inc., have direct or indirect access to AlphaX US or the Confidential Trading Information available therein.

ATS-N/UA: Part III: Manner of Operations

Item 26: Aggregate Platform Data

Does the NMS Stock ATS publish or otherwise provide to one or more Subscribers aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS?	~~☐Yes ●No~~ ●Yes ☐No
	if yes, i. Attach, as Exhibit 4, the most recent disclosure of aggregate platform-wide orderflow and execution statistics of the ATS that are

	not otherwise required disclosured under Rule 605 of Regulation NMS and that the ATS provided to one or more Subscribers as of the end of each calendar quarter.
	Attach / Remove/ View Exhibit 4
	☑ Select if, in lieu of filing, AlphaX US certifies that the information requested under Exhibit 4 is available at the website provided in Part I, Item 6 of this form and is accurate as of the date of this filing.
	ii. Attach, as Exhibit 5, a list and explanation of the categories or metrics for the aggregate platform-wide order flow and execution statistics provided as Exhibit 4 and explain the criteria or methodology used to calculate aggregate platform-wide order flow and execution statistics.
	Attach / Remove/ View Exhibit 5
	☑ Select if, in lieu of filing, AlphaX US certifies that the information requested under Exhibit 5 is available at the website provided in Part I, Item 6 of this form and is accurate as of the date of this filing.